X-Rite

3100 44th Street SW

Grandville MI 49418 USA

September 15, 2005

Ms. Michelle Gohlke

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, D.C. 20549

Re:	X-Rite, Incorporated

Form 10-K for year ended January 1, 2005

Filed March 16, 2005

File No. 000-14800

Dear Ms Gohlke:

We have reviewed your letter dated July 29, 2005 regarding comments on the financial statements and disclosures contained in the above referenced SEC filing for X-Rite, Incorporated (“the Company”), and provide the following responses to those comments. The staff comments are presented in italics prior to the Company’s response. The Company appreciates your comments, and will make the recommended changes in future filings as appropriate.

Form 10-K for the year ended January 1, 2005

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 10)

1.	We note that you disclose certain non-GAAP financial measures that exclude items that will require cash settlement. We also note that certain of the excluded charges are identified as non-recurring. However, we note these charges have occurred in the prior two years and are reasonably likely to recur within two years. Based on these items, it does not appear that your non-GAAP financial measures comply with the guidance of Item 10(e) (1) (ii) of Regulation S-K. Please revise future filings to remove the non-GAAP financial measures. If you elect to replace this with another non-GAAP financial measure in future filings, please ensure each non-GAAP financial measure complies with all of the requirements of Item 10(e) of Regulation S-K.

In 2004, the Company elected to disclose certain non-GAAP financial measures for both operating income and income (loss) before income taxes in Management’s Discussion and Analysis of Financial Conditions and Results of Operations (MD&A). We believed these

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items complied with Item 10(e) (1) (ii) and that their disclosure would assist the reader in analyzing the Company’s comparative core operating activities relating to color measurement for those years reported. The two items highlighted in the Staff’s comment were unusual to the Company and not reflective of day-to-day business operations. We believe that, by their nature, these items were non-recurring because they were not expected to affect operations in the subsequent years, and therefore, appropriate under Item 19(e) (1) (ii) for disclosure in a non-GAAP financial table.

XR Ventures impairment: In 2000, the Company formed a venture capital fund for investing in start-up companies in high technology fields. The fund was managed by two outside directors of X-Rite, Incorporated and had virtually no linkage with the daily operations of the Company. These investments were speculative in nature and ultimately resulted in the Company recording write-downs of $3.4 and $7.2 million in 2003 and 2002 respectively. The history of XR Ventures and the write-downs were appropriately disclosed in detail in the MD&A and footnotes to the consolidated financial statements. Company management believed that even though all reporting requirements regarding these investments had been met, due to the size of the write-downs the informed reader would want to evaluate the operating results of the Company absent the impact of the XR Ventures impairments and, therefore, elected this non-GAAP disclosure. The Company is no longer funding new venture capital investments and, therefore, these charges were considered non-recurring.

Adoption SFAS No. 150: In 2003, the Company adopted Statement of Financial Accounting Standard No. 150 (SFAS No. 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This pronouncement required the Company to change the accounting treatment related to a common stock re-purchase agreement it had entered into with its founding shareholders. The impact on the Company’s financial position in 2003 was significant, as it required the reclassification of $34.2 million of temporary shareholder’s investment to a long-term liability. At the time, the Company did not have any other long-term liabilities, nor had it had any since going public in 1985. In addition to this initial re-classification, the Company was required to re-value the repurchase agreements each reporting period going forward, with changes recorded as an item of interest income or expense, as well as classify dividends on program shares as interest expense. Management believed that the adoption of SFAS No. 150 qualified, as an unusual non-recurring event as defined in Item 10 (e) and, therefore, believed it would be beneficial to the reader to disclose its effect on operating results. A further explanation of SFAS No. 150 and its effect on the Company’s financial position was disclosed in both the Notes to the Consolidated Financial Statements and MD&A. In 2004, the underlying agreements with the founding shareholders were canceled in their entirety, causing a reversal of the accumulated to date SFAS No. 150 charges and creating income of $0.7 million. It was management’s opinion that the reversal of these agreements was a significant non-recurring event in light of its impact on both the Company’s financial position and results of operations in both years. To properly disclose the whole effect of the transaction on 2004 required disclosure of the charges incurred in the year prior to the agreement cancellations. These charges amounted to $0.3 million which were disclosed in the table included in our MD&A in which we reconcile non-GAAP financial measures to the nearest GAAP financial measure. Upon reviewing the disclosure options, it was management’s belief that segregating these items as opposed to netting them brought greater clarity to the accounting and made them easier to track to the written disclosures in other parts of the Form 10-K. At the end of 2004, the Company no longer has any contracts that are subject to FAS No. 150.

However, despite the Company’s view that the disclosures in question comply with the requirements of Item 10(e) (1) (ii), we will eliminate these specific disclosures in future filings to comply with the Staff’s request. Should the Company elect to disclose another non-GAAP financial measure in future filings, we will strive to ensure that each non-GAAP financial measure complies with all of the requirements of Item 10(e) of Regulation S-K.

2.	Further to the above, we note your current disclosure states that you believe the Non-GAAP financial measures “gives a more meaningful comparison of the results of our core business operations.” If you elect to present any non-GAAP financial measures in future filings, please clearly indicate that the non-GAAP measures should not be construed as a substitute for the most directly comparable GAAP measures.

If the Company elects to present any non-GAAP financial measures in future filings, it will include a statement to the effect that the non-GAAP financial measures should not be considered as a substitute for the most directly comparable GAAP measure.

Item 8 – Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies (page 34)

Revenue Recognition (page 36)

3.	You state in MD&A that you provide end-to-end solutions that consist of a wide range of hardware, software, and services. Accordingly, please respond to the following and revise future filings to address our comments as appropriate:

a.	Tell us and revise future filings to disclose how you recognize software revenue. Tell us how you have considered SOP 97-2 and EITF 03-05. In addition, tell us and revise future filings to disclose how you account for the custom software development that you refer to in your discussion of the retail market products on page 4.

The Company has an ongoing process to evaluate critical financial reporting developments and pronouncements. These evaluations have included reviews of the impact of SOP 97-2 and other related software revenue recognition pronouncements (including EITF 03-05) on the Company’s financial statements. Historically the Company’s software sales have not been significant to its overall revenues. Our emphasis has been on instrumentation that may have had an embedded firmware component, but not necessarily an additional software product. In many instances, instruments were sold in conjunction with an independent company’s software product for which we did not provide support or guarantees. In recent years, technological advances in the color measurement market have required that we develop a more comprehensive line of software products to go along with our instruments. We have completed several small software company acquisitions in the past three years that are intended to complement our existing product lines. The Company recognizes that its software sales are changing in both scope and size and has specific processes and procedures in place to evaluate and monitor the potential impact of changes on revenue accounting. As software sales grow and agreements are established that might include upgrades/enhancements and post-contract customer support (PCS), the Company will disclose such and account for these revenues in accordance with SOP 97-2 and EITF 00-21.

When the Company sells software that requires customization based on customers’ hardware or software specifications, as noted on page 4 of the fiscal 2004 Form 10-K, the completed contract method of accounting is used and revenue is not recognized until the software has been customized, tested, approved by the customer, and integrated (if necessary). The accounting conforms to SOP 97-2 ¶74 which states:

“If the customizations include significant production or modifications to the software (including training and installation), the service element does not meet the criteria for separate accounting and the company must apply contract accounting, either the percentage of completion method or completed contract method”.

b. Discuss how you account for multiple-element arrangements. Demonstrate how your policies comply with SOP 97-2, EITF 00-21 and SAB 104 by identifying the separate units of accounting, disclosing how you allocate the total consideration and disclosing how you determine the fair value of the undelivered elements.

The Company currently does not offer software products with multiple elements, and therefore, EITF 00-21 is not applicable to our revenue recognition policies.

Stand alone software products do not require significant production, modification or customization of the software therefore revenue is recognized when all of the following conditions are met in accordance with SOP 97-2 ¶08:

•	Persuasive evidence of an arrangement exists
•	Delivery has occurred
•	The vendor’s fee is fixed or determinable
•	Collectibility is probable.

The Company verifies that each of the above criteria is satisfied by:

•	Persuasive evidence of an arrangement exists—For each software sale a purchase order or on-line authorization is received (SOP 97-2 ¶16).

•	Delivery has been deemed to occur when a third-party shipping company takes possession of the product in accordance with our shipping terms, or if delivered electronically, when the customer either (a) takes possession of the software via a download, or (b) has been provided with access codes that allow the customer to take immediate possession of the software (SOP 97-2 ¶18).

•	The vendor’s fee is fixed or determinable – All sales are supported by a sales invoice that represents a fixed price for the software package. The Company does not sell licensing agreement or service contracts that could potentially vary in size and amount based on customer usage or other variables. The Company also does not offer any software products with customer cancellation privileges.

•	Collectibility is probable when the product is shipped to the customer. In order to establish a customer master in our accounting system, the potential customer is subjected to several levels of credit checks which support the credit decision and collectibility analysis of the Company’s receivables (SOP 97-2 ¶26).

If the software product is part of a bundled hardware software configuration, which requires customization based on the customer’s hardware and/or software specifications, the Company’s associated revenue is accounted for using the completed contract method as discussed in response point 3.a.

b.	Discuss any significant post-shipment obligations such as installation, setup, warranties, returns, or any other significant terms, including special arrangements with distributors, in your arrangements. Tell us how these terms impact your revenue recognition.

The Company offers warranty coverage on most of its product lines. A warranty accrual is developed based on historical data and known facts and circumstances and is included as a component of Accrued Liabilities on the balance sheet.

Customer returns are insignificant to consolidated revenues, and result in a reversal of revenue when received or approved for return.

As discussed in points 3.a. and 3.b. the Company’s installation or product set-up services are insignificant.

c.	Please revise future filings to provide separate disclosure of revenues from product sales and revenues from services as well as the related costs and expenses for products and services on your statements of operations, or tell us why you do not believe this is required. Refer to the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X.

Per Rule 5-03(b) – If income is derived from more than one of the sub captions described under section 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under section 210.5-03.2 shall be combined in the same manner.

Revenues requiring separate disclosure are as follows:

•	Net sales of tangible products (gross sales less discounts, returns and allowances),
•	Operating revenues of public utilities,
•	Income from rentals
•	Revenues from services; and
•	Other revenues.

Although the Company currently generates revenue from certain services, such revenue constitutes less than ten percent of consolidated revenue, and therefore, it has been combined with net sales from tangible products in accordance with Rule 5.03(b) of Regulation S-X.

Segment Information

Note 1. The Company and Other Information

4.	We note your disclosure on page 34 that you have only one reportable operating segment. Based on your disclosures in MD&A on pages 13-15, it appears that you have discrete financial information for five distinct market groups: Graphic Arts, Industrial, Retail, Light, and Other. Also, it appears that each of these markets provides distinct products and services. In light of such information, please tell us why you concluded you have only one reportable operating segment based on the guidance in paragraphs 10-24 of SFAS 131. Tell us and revise future filings to disclose whether you are aggregating different operating segments. If so, tell us and revise future filings to disclose why you believe you meet the aggregation criteria provided in paragraph 17 of SFAS 131.

The Company’s primary product lines which account for over 90 percent of 2004 revenues consist of quality control instrumentation that measures, communicates and simulates color. These products are used in several industries but in all cases their core application is the measurement of color. Company management views its products, technology, and key strategic decisions in terms of the global color measurement market and not the specific components of the markets it serves.

The Company’s MD&A discusses sales results in terms of markets, as well as geographic regions. However, only one reportable operating segment is identifiable, as defined by SFAS 131. SFAS 131 defines an operating segment as a component of a business enterprise that:

1.	Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

2.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decision about resources to be allocated to the segment and assess its performance, and

3.	For which discrete financial information is available.

When analyzing whether these markets constitute separate reportable operating segments, the Company fails the second and third characteristics as defined by SFAS 131. Operating results by market are not prepared and reviewed on a regular basis for use in the management decision-making process. Although sales by market are reviewed regularly, most expenses incurred by the Company are not specifically identifiable to individual markets. Many expenses incurred on a corporate level or by an individual location, however, relate to multiple markets and product lines. This is particularly true with respect to the Company’s research and engineering functions, where product applications are created and then shared among multiple markets. Management considers these expenses as a cost of developing the Company’s global color measurement market, not of a specific market. Allocation of these assets and expenses would not result in information accurate enough to be used as a basis for decision making by the chief operating decision maker.

As discrete financial information about each market is not available and not regularly reviewed by the chief operating decision maker, the requirements for separate segment reporting, as set forth in SFAS 131, are not met. Therefore, the Company is not aggregating different operating segments when it reports on a consolidated basis. In future filings the Company will disclose that it has only one identifiable operating segment, as defined by SFAS 131.

Note 8 – Founders’ Stock Redemption Agreements (page 44)

5.	We note your disclosure on page 45 that upon termination of the Founders’ Stock Redemption agreements you recorded a credit to interest expense of $9.0 million, which reversed the accumulation of the liability to increase the value of the agreements that had occurred since the adoption of SFAS No. 150 on July 1, 2003. Tell us whey you determined it was appropriate to record this reversal on the statement of operations instead of recording the full amount to paid-in capital. Cite the accounting literature on which you based your conclusion.

On November 12, 2004, X-Rite, Incorporated reached an agreement with its remaining founding shareholders to terminate the Founders’ Stock Repurchase Agreements entered into in January of 1998. These agreements covered 3.4 million shares and required the Company repurchase the shares held by a Founder at specified price upon the death of the Founder and his spouse. Prior to termination and in accordance Statement of Financial Accounting Standards No. 150 (SFAS No. 150), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, the obligation to repurchase the shares was accounted for as a liability, with changes in the fair value of that liability being accounted for as interest expense. Dividends on these shares were also accounted for as interest expense.

As a result of the termination of the Founders’ Agreements, the Company recorded an offset to previously recorded expenses of approximately $9.0 million to eliminate the accumulation of the liability recorded with respect to the increase in the value of the agreements that had occurred since the adoption on July 1, 2003 of SFAS No. 150. Paragraph 22 of SFAS No. 150, states “instruments shall be measured subsequently at the amount of cash that would be paid, under the conditions specified in the contract if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost”. This accounting is also consistent with the conclusions of ASR 268 “Redeemable Preferred Stocks”. Upon reversal of these charges the remaining $34.2 million, representing the fair value of the Redemption Agreements as of the adoption of SFAS No. 150 was reclassified to shareholders’ equity. Since the dividends previously classified as interest expense were paid and thus settled while the repurchase agreements were accounted for as a liability, those amounts were not reversed to income.

The termination agreements legally released the Company from all obligations to the affected shareholders; accordingly, it is management’s opinion that the agreements meet the requirements of paragraph 16 SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, for extinguishment of the liability for United States GAAP purposes. In addition, SFAS No. 145 generally eliminated the requirement under SFAS No. 4 to report gains and losses from extinguishment of debt as extraordinary items in the income statement, thus the credit was recorded as component of interest expense (income) in the quarter it occurred. Previous quarters do not require restatements as the termination agreements are a discrete event which occurred in one quarter.

6.	In this regard, the $9 million credit recorded in the fourth quarter of 2004 is a material item as it relates the information presented on page 48 under “Item 8 – Financial Statements and Supplementary Data.” Revise future filings to discuss any material items from any of the quarterly periods in accordance with Item 302(A) (3) of Regulation S-K.

Upon review of Item 302 (A) (3) Company management has concluded that the termination of the aforementioned repurchase agreements created a material financial event that met the disclosure standards outlined in Item 302(A) (3). Future filings will be revised to disclose items of this type as a separate line in Item 8 “Financial Statements and Supplementary Data”.

In connection with responding to your comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/    Mary E. Chowning

Mary E. Chowning

Vice President and Chief Financial Officer